UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2023

_______________________

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 19, 2023, Immatics N.V. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Bristol-Myers Squibb Company (the “Purchaser”), pursuant to which the Company agreed to issue and sell to the Purchaser and the Purchaser agreed to purchase from the Company 2,419,818 ordinary shares at $14.4639 per share. The closing of this transaction occurred on July 21, 2023. The Securities Purchase Agreement includes the terms and conditions for the sale of the ordinary shares and other terms and conditions customary in agreements of this type. In the Securities Purchase Agreement, the Company agreed to file, within 60 calendar days, a registration statement on Form F-3 that registers for resale under the Securities Act the ordinary shares sold under the Securities Purchase Agreement. The Company will be required to keep such registration statement effective until all such ordinary shares have been sold pursuant to such registration statement or Rule 144 under the Securities Act, are eligible to be immediately sold to the public without registration or restriction, are no longer outstanding or one year has passed from their issuance.

On July 19, 2023, the Company entered into an information rights agreement with the Purchaser, pursuant to which the Company granted the Purchaser the right to designate one member of the Company’s Scientific Advisory Board.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated July 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: July 24, 2023
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer